                                                                 Exhibit (a)(12)

                                [NAVIGANT LOGO]

For more information contact:

Ben W. Perks                                Andrew J. Bosman
Executive Vice President                    Director of Corporate Communications
and Chief Financial Officer                 (312) 573-5631
(312) 573-5630


NAVIGANT CONSULTING, INC. ANNOUNCES THIRD Quarter 2002 RESULTS

Third Quarter 2002 Highlights

..    Quarterly revenues of $66.6 million and adjusted EBITDA of $7.4 million, or
     11.1 percent of revenues.

..    Quarterly EPS of $0.09 per share, up from second quarter EPS of $0.03 per share, and a nine-month EPS of $0.17 per share, compared to a loss of ($0.18) per share for the same period in 2001.

..    Two acquisitions completed in the third quarter, adding significantly to the leadership and client base of the Company's Healthcare and Energy Financial Advisory services.

..    Two tender offers extended to employees, designed to reduce income statement volatility, and to allow for better predictability of the Company's financial performance.

Chicago, October 22, 2002 - Navigant Consulting, Inc. (NYSE: NCI), a specialized independent consulting firm providing litigation, operational, financial, restructuring and energy consulting services to clients facing uncertainty and risk, today announced third quarter 2002 and nine month year-to-date financial results.

Third Quarter Financial Results

Core revenues for the third quarter of 2002 were $66.6 million, a 9.2 percent increase compared to second quarter revenues of $61.0 million, and a 17.3 percent increase compared to third quarter 2001 revenues of $56.8 million. Third quarter revenues in the Financial & Claims practice were $46.2 million, up 10.0 percent from second quarter revenues of $42.0 million, and up 19.9 percent compared to third quarter 2001. The operating results of the Energy & Water practice continued to improve, with third quarter revenues of $20.4 million, up
7.4 percent from second quarter revenues of $19.0 million, and up 11.4 percent from third quarter 2001.

Core adjusted EBITDA in the third quarter of 2002 was $7.4 million, a slight increase over the second quarter core adjusted EBITDA of $7.2 million, and up
17.5 percent from core adjusted EBITDA of $6.3 million in the third quarter of 2001. Third quarter 2002 EPS was $0.09 per share, as compared with $0.03 per share in the second quarter and $0.02 per share in the third quarter of 2001. Cash EPS for the third quarter was $0.08 per share, up from $0.06 per share in the second quarter and up from $0.02 per share in the third quarter of 2001.



The Company ended the quarter with $6.6 million in cash and $11.1 million in borrowings under its $35.0 million unsecured revolving credit facility. Revolving credit usage reflected the cash investment in acquisitions completed during the third quarter, coupled with the accompanying working capital investments. Days sales outstanding were 89 days, an increase of 5 days when compared to June 30, 2002, and down from 93 days as of September 30, 2001. Billable consultant headcount at September 30 was 1,048, with 20.0 percent annualized voluntary attrition during the third quarter.

"The ongoing turmoil within the economy continues to create a series of economic and regulatory `storms' that are generating demand for our skill sets as our clients deal with increasingly complex administrative and regulatory burdens," stated William M. Goodyear, Chairman and Chief Executive Officer of Navigant Consulting. "Our independence, our litigation support skills, our strong forensic accounting skills, our financial and valuation skills, and our electronic discovery skills, in combination with the our deep industry verticals, positions the Company strongly for 2003."

Nine-Month Financial Results

Core revenues for the nine months ended September 30, 2002 were $188.2 million, a 12.1 percent increase compared to 2001 nine-month core revenues of $167.8 million. Core adjusted EBITDA for the nine-month period was $21.7 million, up
15.0 percent from $18.9 million for the comparable 2001 period. EPS for the nine months was $0.17 per share, compared to a loss of ($0.18) per share for the same period in 2001. Cash EPS for the nine months was $0.22 per share, compared to a loss of ($0.03) per share for same period in 2001.

Two acquisitions add leadership to Healthcare and Energy Financial Advisory Services

During the third quarter, the Company added significantly to the leadership and client bases of two important industry sectors served by the Company with the acquisitions of Barrington Energy Partners and The Hunter Group. John Dingle and Mark Kubow of Barrington Energy Partners have assumed leadership roles in the Company's existing Energy Financial Advisory services practice. In the Healthcare practice, all 15 Hunter Group partners have accepted positions in the Company's healthcare group. David Hunter, founder of The Hunter Group, has joined the Company as Chair of the national healthcare management practice.

"Healthcare and energy are both important industry sectors for Navigant Consulting, and the leadership skills the professionals from Barrington Energy Partners and The Hunter Group bring to our existing teams greatly enhances our ability to provide comprehensive solutions to clients," stated Mr. Goodyear. "These acquisitions complete a very active six months of investment activity on the Company's part, during which time we capitalized on a unique set of opportunities to materially deepen our skill sets and strengthen a number of our critical practice areas. We feel our competitive platform has been enhanced in a major way, and now provides a solid foundation upon which we can build."

Two tender offers to employees

As previously announced, the Company has extended two tender offers to employees. The offers, if successful, are expected to reduce the open-ended effects of variable accounting and the volatile impact on the Company's statement of operations, as well as provide the Company additional flexibility under its existing Long-Term Incentive Plan (LTIP). Both tender offers are voluntary, and executive officers and members of the Board of Directors are not eligible to participate. The Company has extended the expiration date for the employee option exchange and the employee option purchase offers, that commenced on October 4, 2002, to November 4, 2002.

The Company is also in the process of structuring a leadership retention program for key leaders, using its existing LTIP authorization. The program provides for individual purchases of NCI stock with an accompanying match, in return for 36-month extensions of non-solicitation agreements with the Company.

Company Share Repurchase Program

In October 2000, the Company's Board of Directors authorized the repurchase of up to 5.0 million shares of the Company's stock. Through September 30, 2002, 2.1 million shares have been repurchased, with 2.9 million of authorization remaining. "At current price levels, we would anticipate the Company to be in the market to repurchase shares using previously granted authority," stated Ben
W. Perks, Executive Vice President and Chief Financial Officer.

Webcast of the Company's Announcement of Third Quarter 2002 Results

A live webcast of management's presentation of the Company's third quarter results will be available on the Company's website, www.navigantconsulting.com. To access the call, click the Investor Relations section and select Conference Calls. This webcast will be available until 5:00 p.m., ET, February 12, 2003.

About Navigant Consulting

Navigant Consulting, Inc. (NYSE: NCI) is a specialized independent consulting firm providing litigation, financial, restructuring and energy consulting services to government agencies, legal counsel and large companies facing uncertainty, risk, distress and significant change. The Company focuses on industries undergoing substantial regulatory or structural change and on the issues driving these transformations. "Navigant" is a service mark of Navigant International, Inc. Navigant Consulting, Inc. (NCI) is not affiliated, associated, or in any way connected with Navigant International, Inc. and NCI's use of "Navigant" is made under license from Navigant International, Inc.

Except as set forth below, statements included in this press release, which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" as defined within the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipate," "believe," "intends," "estimates," "expect" and similar expressions. The Company cautions readers that forward-looking statements, including without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, income and margins, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to several important factors, including those identified from time to time in the Company's reports filed with the SEC. Such risk factors include, but are not limited to: acquisitions and acquisitions under consideration, follow-on offerings, revenues and financial estimates, significant client assignments, recruiting, attrition and new business solicitation efforts, judicial proceedings, regulatory changes and general economic conditions.

The description above of the two tender offers does not include "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995 and is neither an offer to buy nor a solicitation of an offer to sell securities of Navigant Consulting, Inc. The Company has filed a tender offer statement with the Securities and Exchange Commission which contains important information about the offers that should be read carefully before any decision is made with respect to them.

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

                            NAVIGANT CONSULTING, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  For the three months ended 09/30/02, 06/30/02
                  and 09/30/01 (In thousands, except per share
                          and selected operating data)
                                   (Unaudited)


                                                                                   Three months ended
                                                               September 30, 2002      June 30, 2002    September 30, 2001
                                                               ------------------------------------------------------------
Revenues:
    Financial & Claims                                                    $46,187            $42,006               $38,511
    Energy & Water (exclusive of success fees)                             20,414             19,009                18,317
                                                               ------------------------------------------------------------
    Total core revenues                                                    66,601             61,015                56,828
    Energy & Water - success fees                                               0                  0                   300
                                                               ------------------------------------------------------------
Total revenues                                                             66,601             61,015                57,128
Cost of services                                                           43,395             39,674                36,700
                                                               ------------------------------------------------------------
     Gross margin                                                          23,206             21,341                20,428
General and administrative expenses                                        15,794             14,181                13,925
                                                               ------------------------------------------------------------
Adjusted EBITDA  (Note 1)                                                   7,412              7,160                 6,503
Depreciation                                                                1,916              2,047                 1,871
Amortization                                                                  449                449                 1,476
Value Sharing Retention Program (VSRP) - cash compensation                      0                  0                 3,107
Non-cash stock-based compensation expense                                  (1,527)             1,254                (2,951)
Barrington Consulting acquisition costs                                         0                  0                 1,203
Acquisition/integration costs                                                   0              1,317                     0
Restructuring costs                                                             0                  0                     0
Litigation settlement provision                                                 0                  0                     0
Non-recurring costs                                                             0                  0                     0
                                                               ------------------------------------------------------------
     Operating income                                                       6,574              2,093                 1,797
Other income  (expense)                                                      (43)                135                   171
                                                               ------------------------------------------------------------
     Pre-tax income                                                         6,531              2,228                 1,968
Income tax expense                                                          2,592                935                 1,019
                                                               ------------------------------------------------------------
     Net income                                                           $ 3,939            $ 1,293               $   949
                                                               ============================================================
Cash EPS (Note 2)                                                         $  0.08            $  0.06               $  0.02
EPS                                                                       $  0.09            $  0.03               $  0.02
     Basic shares                                                          40,774             39,107                38,466
     Diluted shares                                                        42,583             41,583                40,952
Selected operating data
Core Adjusted EBITDA (Note 3)                                             $ 7,412            $ 7,160               $ 6,323
                                                               ============================================================
(% of Revenues)
Gross margin                                                                34.8%              35.0%                 35.8%
Gross margin - core                                                         34.8%              35.0%                 35.6%
Adjusted EBITDA                                                             11.1%              11.7%                 11.4%
Adjusted EBITDA - Core                                                      11.1%              11.7%                 11.1%

Note 1 - Adjusted EBITDA is defined as EBITDA excluding value sharing retention program (VSRP) cash compensation, non-cash stock compensation, Barrington Consulting acquisition costs, and other non-recurring costs. Barrington Consulting is the Company's 1999 acquisition and is not associated with Barrington Energy Partners.

Note 2 - Cash earnings per share excludes amortization of goodwill and other intangible assets and non-cash stock-based compensation expense, net of tax.

Note 3 - Core adjusted EBITDA excludes success fee revenues, net of related expenses.

                            NAVIGANT CONSULTING, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 For the nine months ended 09/30/02 and 09/30/01
          (In thousands, except per share and selected operating data)
                                   (Unaudited)


                                                                                  Nine months ended
                                                                        --------------------------------------
                                                                        Sept. 30, 2002         Sept. 30, 2001
                                                                        --------------------------------------
Revenues:
    Financial & Claims                                                        $133,519               $109,635
    Energy & Water (exclusive of success fees)                                  54,667                 58,188
                                                                        --------------------------------------
    Total core revenues                                                        188,186                167,823
    Energy & Water - success fees                                                    0                  9,560
                                                                        --------------------------------------
Total revenues                                                                 188,186                177,383
Cost of services                                                               122,145                110,797
                                                                        --------------------------------------
     Gross margin                                                               66,041                 66,586
General and administrative expenses                                             44,349                 41,992
                                                                        --------------------------------------
Adjusted EBITDA  (Note 1)                                                       21,692                 24,594
Depreciation                                                                     5,754                  5,229
Amortization                                                                     1,235                  4,218
Value Sharing Retention Program (VSRP) - cash compensation                           0                 12,399
Non-cash stock based compensation expense                                        1,669                  2,428
Barrington Consulting acquisition costs                                              0                  3,609
Acquisition/integration costs                                                    1,317                      0
Restructuring costs                                                                  0                  1,900
Litigation settlement provision                                                      0                  5,700
Non-recurring costs                                                                  0                    380
                                                                        --------------------------------------
     Operating income (loss)                                                    11,717                (11,269)
Other income                                                                        63                    794
                                                                        --------------------------------------
     Pre-tax income (loss)                                                      11,780                (10,475)
Income tax expense (benefit)                                                     4,721                 (3,526)
                                                                        --------------------------------------
     Net income (loss)                                                          $7,059                ($6,949)
                                                                        ======================================
Cash EPS (Note 2)                                                             $   0.22                 ($0.03)
EPS                                                                           $   0.17                 ($0.18)
     Basic shares                                                               39,535                 38,375
     Diluted shares                                                             41,690                 41,338
Selected operating data

Core Adjusted EBITDA (Note 3)                                                 $ 21,692               $ 18,858
                                                                        ======================================
(% of Revenues)
Gross margin                                                                     35.1%                   37.5%
Gross margin - core                                                              35.1%                   36.3%
Adjusted EBITDA                                                                  11.5%                   13.9%
Adjusted EBITDA - Core                                                           11.5%                   11.2%

Note 1 - Adjusted EBITDA is defined as EBITDA excluding value sharing retention program (VSRP) cash compensation, non-cash stock compensation, Barrington Consulting acquisition costs, and other non-recurring costs. Barrington Consulting is the Company's 1999 acquisition and is not associated with Barrington Energy Partners.

Note 2 - Cash earnings per share excludes amortization of goodwill and other intangible assets and non-cash stock-based compensation expense, net of tax.

Note 3 - Core adjusted EBITDA excludes success fee revenues, net of related expenses.

                            NAVIGANT CONSULTING, INC.
             CONDENSED CONSOLIDATED BALANCE SHEETS AND SELECTED DATA
                         (In thousands, except DSO data)
                                   (Unaudited)

                                      September 30,          June 30,        March 31,          December 31,         September 30,
Assets                                         2002              2002             2002                  2001                  2001
------                               ----------------------------------------------------------------------------------------------
Cash and cash equivalents                  $  6,607          $ 16,561         $ 24,432              $ 35,950              $ 20,381
Trade accounts receivable, net               66,037            57,128           56,699                52,412                58,795
Prepaid and other assets                     10,652            11,838           12,843                10,415                11,907
                                     ----------------------------------------------------------------------------------------------
     Total current assets                    83,296            85,527           93,974                98,777                91,083

Property and equipment, net                  19,881            21,441           19,773                20,648                20,769
Intangible assets, net                       92,800            54,299           35,125                35,455                33,944
Other non-current assets, net                 4,280             5,287            3,871                 3,946                 4,732
                                     ----------------------------------------------------------------------------------------------
     Total assets                          $200,257          $166,554         $152,743              $158,826              $150,528
                                     ==============================================================================================
Liabilities and Stockholders' equity
------------------------------------
Current liabilities                        $ 55,473          $ 42,751         $ 37,277              $ 45,221              $ 40,372
Other liabilities                             2,178                 0                0                 1,500                 1,500
Stockholders' equity                        142,606           123,803          115,466               112,105               108,656
                                     ----------------------------------------------------------------------------------------------
Total liabilities and stockholders'
equity                                     $200,257          $166,554         $152,743              $158,826              $150,528
                                     ==============================================================================================
Days sales outstanding, net (DSO)           89 days           84 days          84 days               81 days               93 days
                                     ==============================================================================================


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